FAFCO, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS WITH
INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Years Ended December 31, 2015 and 2014

Tittle & Company, LLP

FAFCO, INC.
TABLE OF CONTENTS
DECEMBER 31, 2015 AND 2014



TITTLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
TIMOTHY A. TITTLE, CPA ■ HEIDI M. COPPIN, CPA ■ CHANDESE D. MEGHDADI, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
FAFCO, Inc.
Chico, California

We have reviewed the accompanying financial statements of FAFCO, Inc. (a California corporation), which comprise the balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Tittle & Company, LLP

March 31, 2016

1

3263 Esplanade, Chico, California 95973 ■ Voice 530.898.8647 ■ Fax 530.893.0302

FAFCO, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2015 AND 2014

(Rounded to the Nearest Hundred Dollars)	2015	2014
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 53,400	$ 437,700
Accounts receivable, net of allowance	582,200	1,031,800
Current portion of notes receivable	11,600	11,600
Inventories	1,230,700	1,179,400
Prepaid expenses and other current assets	53,900	53,700
Deferred tax asset	400,000	208,000
Total Current Assets	2,331,800	2,922,200
PROPERTY, PLANT AND EQUIPMENT		
Net of accumulated depreciation	3,808,400	3,476,300
NOTE RECEIVABLE, less current portion	19,000	33,200
DEFERRED TAX ASSET	2,516,000	2,253,000
Total Assets	$ 8,675,200	$ 8,684,700
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current maturities of long-term debt	$ 174,000	$ 228,300
Lines of credit	-	1,371,600
Accounts payable and other accrued expenses	811,900	624,800
Accrued compensation and benefits	165,400	155,400
Accrued warranty expense	453,700	422,700
Deferred revenue	63,300	63,300
Total Current Liabilities	1,668,300	2,866,100
DEFERRED REVENUE	205,700	233,200
LONG-TERM DEBT		
Net of current maturities	6,971,600	5,089,500
Total Liabilities	8,845,600	8,188,800
STOCKHOLDERS' EQUITY		
Common stock - $0.125 par value; 10,000 shares authorized, 4,444 shares issued and outstanding	499,000	499,000
Additional paid in capital	4,828,100	4,828,100
Accumulated deficit	(5,497,500)	(4,831,200)
Total Stockholders' Equity	(170,400)	495,900
Total Liabilities and Stockholders' Equity	$ 8,675,200	$ 8,684,700

The accompanying notes and independent accountants' review report should be read with these financial statements.

2

FAFCO, INC.
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2015 AND 2014

(Rounded to the Nearest Hundred Dollars)	2015	2014
Net sales	$ 6,972,000	$ 7,676,800
Other income, net	24,400	250,100
Total Revenues	6,996,400	7,926,900
Cost of goods sold	5,261,400	5,304,200
Marketing and selling expense	767,700	639,500
General and administrative expense	1,438,700	1,314,000
Research and development expense	399,700	266,800
Net interest expense	249,400	250,000
Total Costs and Expenses	8,116,900	7,774,500
Income Before Income Taxes	(1,120,500)	152,400
Income Taxes Expense (Benefit)	(454,200)	79,800
Net Income (Loss)	$ (666,300)	$ 72,600

The accompanying notes and independent accountants' review report should be read with these financial statements.

3

FAFCO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount			
Balance, December 31, 2013	4,414.76	$ 499,000	$ 4,828,100	$ (4,903,800)	$ 423,300
Correction to post-split shares outstanding	29.50	-	-	-	-
Net income	-	-	-	72,600	72,600
Balance, December 31, 2014	4,444.26	499,000	4,828,100	(4,831,200)	495,900
Net income (loss)	-	-	-	(666,300)	(666,300)
Balance, December 31, 2015	4,444.26	$ 499,000	$ 4,828,100	$ (5,497,500)	$ (170,400)

The accompanying notes and independent accountants' review report should be read with these financial statements.

4

FAFCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015 AND 2014

(Rounded to the Nearest Hundred Dollars)	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (666,300)	$ 72,600
Adjustments to reconcile net income to net cash provided (used) in operating activities		
Depreciation and amortization	227,200	185,200
Loss on disposition of assets	16,700	-
Bad debt provision	12,000	(30,300)
Deferred income taxes	(455,000)	79,000
Changes in operating assets and liabilities		
Accounts receivable	437,600	399,400
Inventories	(51,300)	(33,200)
Prepaid expenses and other assets	(200)	49,600
Accounts payable and accrued expenses	228,100	(383,300)
Deferred revenue	(27,500)	296,500
Net Cash Provided (Used) by Operating Activities	(278,700)	635,500
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property and equipment	(576,000)	(26,300)
Collections on notes receivable	14,200	13,500
Net Cash Used by Investing Activities	(561,800)	(12,800)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on line of credit	-	(226,100)
Proceeds from new long-term debt	700,000	-
Repayment of long-term debt	(243,800)	(157,000)
Net Cash Provided (Used) by Financing Activities	456,200	(383,100)
Net Increase (Decrease) in Cash	(384,300)	239,600
Cash at Beginning of Year	437,700	198,100
Cash at End of Year	$ 53,400	$ 437,700
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash Paid for Interest	$ 242,300	$ 261,500
Cash Paid for Income Taxes	$ 800	$ 800

The accompanying notes and independent accountants' review report should be read with these financial statements.

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

FAFCO, Inc. (a California corporation) designs, develops, manufactures, and sells polymer heat exchangers for use in a variety of solar heating applications and for thermal energy storage systems that are used for commercial and industrial cooling. Our products are primarily sold around the United States and in China, Korea, Taiwan, and Japan. We sell direct to dealers and to distributors. We have license agreements around the world for our thermal energy storage business.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation. The subsidiary currently has no ongoing business activities.

Revenue Recognition

Revenue on sales of products or services is recognized when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sale price is fixed or determinable, and collectability is reasonably assured. Product is considered delivered, and revenue is recognized when title and risk of loss have been transferred to the customer. Under the terms and conditions of the sale, this may occur either at the time of shipment or when product is delivered to the customer. Product revenue consists mainly of revenue from solar products. Service revenue consists mainly of revenue from time and material contracts which are recognized as services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments, such as money market accounts, as "cash equivalents." It is customary for the Company to have cash balances in excess of the FDIC insured amounts.

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Accounts Receivable

The provision for doubtful accounts represents the Company's best estimate of the doubtful accounts for each period. Management specifically analyzes accounts receivable, historical bad debts, customer credit - worthiness and customer payment trends when evaluating the adequacy of the allowance for doubtful accounts. The allowance for doubtful accounts was $142,300 and $135,200 at December 31, 2015 and 2014, respectively.

Inventories

Inventories are stated at the lower of cost or market applied on a first-in, first-out (FIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using accelerated and straight-line methods. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Investment in FAFCO Thermal Storage Systems, LLC

The Company owned a 21% interest in FAFCO Thermal Storage Systems, LLC (FTSS, LLC), which provided sales and marketing services for thermal energy storage systems. The investment was accounted for on the cost method. The balance of the investment at December 31, 2014, was zero as the book value of the assets contributed upon formation of FTSS, LLC was zero. FTSS, LLC ceased operations during 2015, the assets of the company were sold, and FTSS, LLC has been dissolved. The investment balance is zero at December 31, 2015.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs totaled $50,000 and $66,600 for the years ended December 31, 2015 and 2014, respectively, and are included in marketing and selling expenses.

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Sales Tax

The Company excludes from its sales all sales taxes assessed to its customers. Sales taxes assessed on sales are recorded as accrued liabilities on the balance sheet until remitted to state agencies.

Shipping and Handling Costs

Shipping and handling costs related to incoming purchases are included in cost of goods sold. Outgoing shipping and handling costs are included in marketing and selling expense.

Warranties

In the normal course of business, the Company makes certain warranties as to workmanship and materials. Product warranty periods range from three to fifteen years for full coverage. The estimated future expense of these warranties is accrued at the time of sale. The estimates inherent in accounting for such warranties are reviewed and revisions to previous estimates are made as required reflecting the most current information available.

Stock-Based Compensation

The Company accounts for share-based compensation in accordance with *Compensation-Stock Compensation* (FASB ASC 718-10). Compensation cost for all share-based payments is based on the intrinsic value based method.

Subsequent Events

Management has evaluated subsequent events through March 31, 2016, the date the financial statements were available to be issued.

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 2.   INVENTORIES

Inventories consisted of the following:

	2015	2014
Raw materials	$ 876,800	$ 878,000
Work in progress	44,900	47,300
Finished goods	309,000	254,100
Inventories	**$ 1,230,700**	**$ 1,179,400**

NOTE 3.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	2015	2014
Building	$ 3,679,000	$ 3,679,000
Land and improvements	556,700	556,700
Machinery and equipment	4,218,500	3,908,000
Office and computer equipment	313,400	396,800
Leasehold improvements	636,100	636,100
Vehicles	86,400	86,400
Subtotal	9,490,100	9,263,000
Less accumulated depreciation	5,681,700	5,786,700
Property, Plant and Equipment - Net	**$ 3,808,400**	**$ 3,476,300**

Depreciation expense charged to income was $227,200 and $185,200 for the years ended December 31, 2015 and 2014, respectively.

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FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 4.   NOTE RECEIVABLE

Note receivable consisted of the following:

	2015	2014
Note receivable in semi-annual installments of $8,126 with 5.00% interest. The note is unsecured.	$ 30,600	$ 44,800
Less current maturities	11,600	11,600
Note Receivable - Net	$ 19,000	$ 33,200

NOTE 5.   LINE OF CREDIT

The Company had a non-revolving line of credit in the amount of $1,371,600, secured by inventory, equipment, and real property, bearing interest at 3.00%.   The line of credit expired in August 2015 and was refinanced as a term loan. See Note 6 for the terms of the new loan. The balance on the line of credit was $-0- at December 31, 2015.

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 6.   LONG-TERM DEBT

Long-term debt consisted of the following:

	2015	2014
Mortgage note payable to Rabobank with monthly principal and interest payments, including an interest rate of 3.0%. Principal balance is due July 10, 2020. The note is secured by real estate.	$ 4,044,400	$ 4,086,600
Note payable to Rabobank with monthly principal and interest payments, including an interest rate of 3.0%. Principal balance is due July 10, 2017. The note is secured by equipment.	96,200	131,200
Notes payable which are subordinated to Rabobank. The notes include interest at 7.5% payable semi-annually and include issuance of shares of stock based on outstanding loan balances.	1,100,000	1,100,000
Mortgage note payable to Rabobank with monthly principal and interest payments, including an interest rate of 3.0%. Principal balance is due July 10, 2020. The note is secured by inventory, accounts receivable, and equipment.	1,205,000	-
Notes payable which are subordinated to Rabobank. The notes include interest at 2.0% payable quarterly and include purchase of stock warrants based on principal loaned and conversion to common stock.	700,000	-
Subtotal	7,145,600	5,317,800
Less current maturities	174,000	228,300
Long-Term Debt - Net	$ 6,971,600	$ 5,089,500

11

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Maturities of long-term debt in each of the next five years are as follows:

	Amount
2016	$ 174,000
2017	$ 168,100
2018	$ 134,200
2019	$ 138,300
2020	$ 1,162,600

NOTE 7.   WARRANTY OBLIGATIONS

Changes in the Company's warranty liability were as follows:

	2015	2014
Warranty accrual, beginning of year	$ 422,700	$ 542,100
Additions to reserve	36,700	142,024
Adjustments to preexisting accruals	-	(99,147)
Actual warranty expenditures	(5,700)	(162,277)
Warranty accrual, end of year	$ 453,700	$ 422,700

NOTE 8.   STOCK APPRECIATION RIGHTS

During 2012, the Company entered into Stock Appreciation Rights Agreements with certain employees. The agreements provide for the rights to the monetary equivalent of the increase in the value of a specified number of shares over a specified period of time. Payment of any deferred compensation amount payable to employee attributable to the stock appreciation rights units shall occur only upon the occurrence of a change in control of the Company provided further that the employee's rights to any deferred compensation payable hereunder shall only vest as long as the change in control of the Company occurs prior to the twentieth anniversary of the earlier of the effective date of the employee's death, disability or termination of employment with the Company.

The agreements are forfeited by the employee if the employee is terminated for cause. If an employee is not terminated for cause but leaves the Company in good standing, the agreement rights survive for twenty years after the employee's departure date. If there has not been a liquidity event within the twenty year time period, then the agreements expire.

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 9. STOCK OPTION PLANS

The Company has a 2002 Stock Option Plan under which 500,000 pre-split shares of common stock were reserved for issuance to employees and consultants. The number of reserved shares increases each year by 3% of the outstanding shares of common stock.

Options to purchase common stock are also outstanding under the Company's 1991 Stock Option Plan. No new grants may be made under this plan.

The Company has a 1991 Director's Stock Option Plan under which 50,000 pre-split shares of common stock are reserved for issuance.   No new grants may be made under this plan.

Options under these plans become exercisable at a rate of 20% per year for five years from date of grant and expire six years or ten years from date of grant. Pursuant to the terms of the stock option plan agreements, the number of shares of common stock covered by each outstanding option and the price per share of common stock covered by each outstanding option have been proportionately adjusted for a decrease in the number of issued shares of common stock resulting from the reverse stock split that occurred in previous years.

The Company has a 2012 Equity Incentive Plan under which 500 shares of common stock were reserved for employees, directors, and consultants. Options expire five or ten years from date of grant.

The following is a summary of activity under the plans during the year ended December 31, 2015:

	Shares Subject to Option	Exercise Price Per Share
Outstanding, 12/31/14	432.0	$62.13
Issued	-	-
Expired	(27.0)	-
Outstanding, 12/31/15	405.0	$62.13

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Following is a summary of the status of the options outstanding at December 31, 2015:

			Outstanding			Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
$62.13	405.0	6	$62.13	-	$	-

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 10. INCOME TAXES

The provision for income taxes consisted of the following:

	2015	2014
Current		
Federal	$ -	$ -
State	800	800
Deferred	(455,000)	79,000
Provision (Benefit) for Income Taxes	$ (454,200)	$ 79,800

Deferred income taxes are comprised of the following:

	2015	2014
Deferred tax assets	$ 3,190,000	$ 2,652,000
Deferred tax liabilities	(274,000)	(191,000)
Net Deferred Tax Assets	$ 2,916,000	$ 2,461,000

The deferred tax asset results primarily from a difference in inventory basis due to overhead costs capitalized in accordance with tax law, allowance for bad debts, accrued vacation expense, accrued warranty costs that are not deductible for tax purposes until paid, and net operating loss carryovers.

Utilization of the deferred tax asset disclosed above is dependent on future taxable profits in excess of existing taxable temporary differences.

The Company has approximately $6,145,200 in federal net operating loss carry forwards expiring in years beginning in 2028 available to offset income subject to federal income taxes. The Company also has approximately $5,407,200 in California net operating loss carry forwards expiring in years beginning in 2028 available to offset income subject to California income taxes.

The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, as well as the state of Florida, the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. For the state of California, the tax returns remain open for a period of four years after the respective filing deadlines of those returns.

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 11. RELATED PARTY TRANSACTIONS

The Company paid airplane expenses for business travel to FAFORD, a majority shareholder owned company. The amount incurred for expenses to FAFORD during the years ended December 31, 2015 and 2014, was $43,200 and $25,300, respectively.

Included in subordinated debt notes payable owed by the Company is amounts owed to related parties totaling $800,000 and $300,000 at December 31, 2015 and 2014, respectively.

Sales to FAFCO Thermal Storage Systems, LLC (FTSS, LLC) for the years ended December 31, 2015 and 2014, were $560,900 and $747,400, respectively. Accounts receivable at December 31, 2015 and 2014, includes $200 and $35,400, respectively. Accounts payable at December 31, 2015 and 2014, includes $17,500 and $51,300, respectively.

NOTE 12. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement savings plan for all eligible employees who have completed one year of service and are at least 21 years of age. Eligible employees have the option to contribute up to 25% of their eligible salary. The Company discontinued the employer match during the year ended December 31, 2012.

NOTE 13. OPERATING LEASES

The Company leases certain equipment under long-term operating leases. Rent expense charged to income was $74,600 and $87,500 for the years ended December 31, 2015 and 2014, respectively. At December 31, 2015, the future minimum lease payments due under these operating leases are as follows:

2016	$	17,300
2017	$	17,100
2018	$	17,100
2019	$	17,100
2020	$	17,100

FAFCO, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 14. UNCERTAINTY

As shown in the accompanying financial statements, the Company incurred a net loss of $666,300 during the year ended December 31, 2015, and as of that date, the Company's total liabilities exceeded its total assets by $170,400. Those factors create uncertainty about the Company's ability to continue as a going concern. Management of the Company has evaluated these conditions and determined that the following actions would alleviate this uncertainty.

In 2013, due to historically low natural gas prices, the solar water heating market in the U.S. was declining rapidly. The Company was not immune to this decline. Realizing that the end was in sight for this segment of its business, the Company pivoted its resources to develop CoolPV®. CoolPV® is an enhanced solar electric system that combines solar electric and solar water heating in one panel. Now, homeowners with limited solar roof space can generate electricity and heat water using one product. Because the solar electric panel is cooled, CoolPV® can increase the electrical output of a standard solar electric module between 5% and 20% depending on the thermal load. A third party marketing study commissioned by a potential investor identified a $300 million annual market in the U.S. alone for the product. As a result of the successful development of CoolPV® in 2015, the Company was able to raise enough additional capital to ensure its viability. Additional capital of $500,000 was infused into the business in early 2016, and the Company believes it is on a path to return to profitability in 2016.